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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*



                                 TIMELINE, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                   887336 105
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                                 (CUSIP Number)


                               Robert A. Pemberton
                             Infinium Software, Inc.
                              25 Communications Way
                                Hyannis, MA 02601
                                 (508) 778-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 4, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 887336 105              SCHEDULE 13D                 Page 2 of 4 Pages
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1.    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Infinium Software, Inc
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [ ]
                                                                        (b) [ ]
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3.    SEC USE ONLY


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4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      WC
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5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    [ ]

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts
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                   7.    SOLE VOTING POWER

                         300,000 shares(1)
                   -------------------------------------------------------------
    Number         8.    SHARED VOTING POWER
   of Shares
 Beneficially            0
   Owned by        -------------------------------------------------------------
     Each          9.    SOLE DISPOSITIVE POWER
  Reporting
 Person With             300,000 shares(1)
                   -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER

                         0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      300,000 Shares(1)
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12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.3%(2)
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14.   Type of Reporting Person (See Instructions)

      CO
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) This number reflects the total number of shares owned by the reporting person as of the date of this filing. Pursuant to the transaction described in Item 4, which discussion is incorporated herein by reference, by letter dated February 3, 2000, Infinium gave notice of its exercise in full of a warrant to purchase up to 300,000 shares of common stock of Timeline at the exercise price of $1.00 per share.

(2) This percentage is based upon the number of outstanding shares of common stock (3,223,709) represented in Timeline's quarterly report filed on Form 10-QSB for the quarter ended September 30, 1999.


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ITEM 1. SECURITY AND ISSUER.

        (a)   Issuer ............................................ Timeline, Inc.

        (b)   Principal Executive Offices.............. 3055 112th Avenue, N.E.,
                                                  Suite 106, Bellevue, WA  98004

ITEM 2. IDENTITY AND BACKGROUND.

        (a)   Name...................................... Infinium Software, Inc.

        (b)   State of Organization............................... Massachusetts

        (c)   Principal Business.......................... Software Manufacturer

        (d)   Principal Business Address/Office........... 25 Communications Way
                                                              Hyannis, MA  02601

ITEM 4. PURPOSE OF TRANSACTION.

        On February 9, 1998, Infinium Software, Inc. acquired a warrant to purchase up to 300,000 shares of common stock of Timeline, Inc. at an exercise price of $1.00 per share (the "Timeline Common Stock Purchase Warrant"). By letter dated February 3, 2000, Infinium gave notice of its exercise in full of the Timeline Common Stock Purchase Warrant, electing to purchase 300,000 shares of common stock, by executing a form entitled "Notice of Warrant Exercise" and tendering a check to Timeline in the amount of $300,000.

        Infinium exercised the Timeline Common Stock Purchase Warrant for investment purposes. Infinium currently has no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through
(j) of Item 4 of Schedule 13D. Depending on market conditions and other factors that Infinium may deem material, Infinium may purchase additional shares of Timeline common stock or may dispose of all or a portion of the common stock that it now beneficially owns.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Under the terms of the Timeline Common Stock Purchase Warrant, Infinium has certain registration rights with respect to the shares acquired upon exercise, including the right to require Timeline to register the resale of such shares under certain circumstances. See Exhibit 10.1 to this Schedule 13D.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

        Exhibit 10.1 - Registration Rights for shares of common stock acquired upon the exercise of the Timeline Common Stock Purchase Warrant





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                                   SIGNATURE



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 2000
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Date

/s/ Robert A. Pemberton
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Signature

Robert A. Pemberton, Chairman and President
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Name/Title